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                    ChrisKen Partners Cash Income Fund, L.P.
                        345 North Canal Street, Suite 201
                             Chicago, Illinois 60606


May 9, 2005



VIA EDGAR AND FACSIMILE

Ms. Cicely Luckey
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:    CHRISKEN PARTNERS CASH INCOME FUND, L.P.
       FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
       FILE NO. 000-17602

Dear Ms. Luckey:

We are responding to the Staff's comment letter dated April 26, 2005, with respect to our Form 10-KSB for the year ended December 31, 2004.

We have set forth below in italics each question contained in the April 26th comment letter, followed by our response thereto.

Financial Statements

General

1. Considering the sale of your remaining property in January 2005, and your adopted plan of liquidation, please explain why you have not applied the liquidation basis of accounting as of December 31, 2004.

          RESPONSE: The liquidation of the Registrant is required under the provisions of the Limited Partnership agreement upon disposition of all real estate investments and therefore, at December 31, 2004 the ability to effect such liquidation was contingent upon the actual disposition of our remaining property.



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Ms. Cicely Luckey
May 9, 2005
Page 2



         We have adopted the liquidation basis of accounting effective January 21, 2005 upon closing of the sale of our remaining property and such basis of presentation will be reflected in the financial statements included in our Form 10QSB for the quarter ending March 31, 2005. The effect of adopting liquidation accounting on January 21, 2005 will be the accrual of estimated costs of dissolution such as administrative and professional fees, which we estimate to be approximately $30,000.

Report of Independent Registered Public Accounting Firm, page 15

         2. We note that your independent accountant's audit report is not signed. Amend your Form 10-K to include a signed audit report.

         RESPONSE: On May 9, 2005, we filed an amended Form 10-KSB/A which included the signed report. A copy of the Form 10KSB/A as filed is included for your reference.
                                      * * *

                  Please feel free to call me at (312) 454-1626 extension 104 with any questions.

Very truly yours,

/s/Robert Mayer
---------------
Robert Mayer
Acting Chief Financial Officer
ChrisKen Income Properties, Inc.,
Managing General Partner
ChrisKen Partners Cash Income Fund L.P.


cc: Robert Telewicz, Staff Accountant
    Division of Corporate Finance
    Facsimile 202-942-9635